Exhibit 21.1

IMC Rare Earths Ltd

List of Subsidiaries

Entity Name	Jurisdiction of Formation
IMC Rare Earths Ltd	St. Vincent & the Grenadines
IMC Rare Earths Participações Ltda.	Brazil
Niobium Brazil Importação e Exportação Ltda.	Brazil
Ionic Clays Brazil Ltda.	Brazil